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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36747

SEC Mail Processing Section

DEC 30 2008

Washington, DC 111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/2007** (MM/DD/YY) AND ENDING **10/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD SECURITIES (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52nd Street

(No. and Street)

NEW YORK,	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Stroud **(212) 827-7508**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 5 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Peter Stroud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm TD Securities (USA) LLC , as of October 31,, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP Director

Title

Notary Public

ROBIN KRAUS
Notary Public, State of New York
No. 31-4920571
Qualified in New York County
Commission Expires Feb. 16, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Securities (USA) LLC

Consolidated Statement of Financial Condition

October 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Consolidated Statement of Financial Condition 2
Notes to Consolidated Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
TD Securities (USA) LLC

We have audited the accompanying consolidated statement of financial condition of TD Securities (USA) LLC (the Company) as of October 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of TD Securities (USA) LLC at October 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

December 16, 2008

TD Securities (USA) LLC

Consolidated Statement of Financial Condition

October 31, 2008
(In Thousands)

Assets	
Cash	$ 40,830
Securities deposited in special reserve bank account for the exclusive benefit of customers	36,375
Receivable from brokers, dealers and clearing organizations	452,980
Receivable from affiliates	34,740
Securities and other financial instruments owned, at fair value	572,046
Securities purchased under agreements to resell	4,527,787
Securities borrowed	1,753,379
Fixed assets (net of accumulated depreciation of $21,814)	13,331
Deferred tax asset	30,626
Taxes receivable	32,084
Other assets	24,611
	$ 7,518,789
Liabilities and member's equity	
Liabilities:	
Bank loan payable to affiliates	$ 1,082,626
Payable to brokers, dealers, and clearing organizations	213,180
Securities sold under agreements to repurchase	4,826,051
Securities sold, but not yet purchased, at market	52,737
Accrued expenses and other liabilities	139,615
	6,314,209
Liabilities subordinated to claims of general creditors	1,085,000
Member's equity	119,580
Total liabilities and member's equity	$ 7,518,789

See accompanying notes.

1. Organization and Basis of Presentation

TD Securities (USA) LLC ("TDSL") is a wholly owned subsidiary of Toronto Dominion Holdings II Inc. (the "Parent"), a wholly owned subsidiary of Toronto Dominion Holdings (USA) Inc., which is wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank").

The consolidated financial statements include the accounts of TDSL and its wholly owned subsidiary, TD Professional Execution, Inc. ("TDPE", collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

TDSL operates as a broker-dealer in U.S. debt, corporate debt, equity and money market securities. TDSL also acts as principal and an agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. TDSL is registered with the Financial Industry Regulatory Authority ("FINRA").

ADP Clearing and Outsourcing Services, Inc. and Goldman Sachs and Co. both U.S. broker-dealers, act as clearing agents for the majority of TDSL's trading activities. Additionally, TDSL clears certain fixed income securities through the Bank and The Bank of New York.

TDPE operates as a broker-dealer in U.S. options. TDPE's primary business function is executing equities and equity option trading transactions on behalf of other broker dealers including affiliates. TDPE is registered with the Chicago Board of Options Exchange ("CBOE") and is a member of the FINRA.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

The Company will continue in existence unless dissolution occurs prior thereto, as set forth in the limited liability company agreement.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, the member(s) of a Delaware limited liability company are generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholders, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

2. Summary of Significant Accounting Policies

Resale and Repurchase agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), which are treated as financing transactions and are collateralized primarily by U.S. Treasury securities, are carried at their contractual amounts, plus accrued interest. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale and repurchase agreements are netted by counterparty on the consolidated statement of financial condition.

In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms that permit it to repledge or resell the securities to others. At October 31, 2008, the Company obtained and had available securities with a fair value of approximately $8.0 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. On the consolidated statement of financial condition, such amounts are reported net of approximately $1.7 billion of principal balances pursuant to legally enforceable master netting agreements

Securities-Lending and Borrowing Activities

Securities borrowed and loaned, generally collateralized by cash, are treated as collateralized financing transactions (except where letters of credit or other securities are used as collateral) and are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

Securities and Commodities Transactions

Securities, commodities, and other financial instruments transactions as well as related revenues and expenses are recorded on a trade date basis. All such securities, commodities and other financial instruments are carried at fair value on the consolidated statement of financial condition. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments.

2. Summary of Significant Accounting Policies (continued)

All assets and liabilities of the Company which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS")No. 107, *Disclosures About Fair Value of Financial Instruments* are carried at amounts which approximate their fair value.

Derivative Financial Instruments

Derivatives are financial instruments, which include swaps, options, futures and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to swaps and forward contracts. The Company records its derivative activities at fair value in securities owned and other financial instruments in the statement of financial condition and unrealized gains and losses are recognized in net loss from principal transactions in securities in the statement of operations.

The Company enters into transactions in option, futures and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

The Company also uses derivatives to hedge the interest rate and currency exposure on certain loans from its affiliate and market exposure on certain compensation liabilities. The Company uses fair value hedges to convert a substantial portion of its fixed-rate debt to floating interest rates.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. Generally, securities transactions settle within three business days after trade date.

Investment Banking

Private placement and syndication fees are recorded at the time the placement or syndication is completed. Underwriting fees are recorded when underwritten securities are brought to market.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed on a straight-line basis over estimated useful lives of five years. Depreciation of computer equipment and software is computed on a straight-line basis over estimated useful lives of three years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements, currently 15 years, or the terms of the leases. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, Toronto Dominion Holdings (USA), Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Toronto Dominion Holdings (USA), Inc. based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. Since TDSL is treated as a disregarded entity for tax purposes, TDSL files a state and local income tax return with its Parent. TDPE files a combined state and local tax return with its Parent, as well as a stand-alone return.

3. Recently Issued Accounting Standards

In September 2008, the FASB issued FASB Staff Position No. FAS 133-1 and FIN 45-4 "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45, and Clarification of the Effective Date of FASB Statement No. 161," (FSP FAS 133-1 and FIN 45-4), that require additional disclosures for sellers of credit derivative instruments and certain guarantees. This FSP amends FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," by requiring additional disclosures for certain guarantees and credit derivatives sold including: maximum potential amount of future payments, the related fair value, and the current status of the payment/performance risk. These enhanced disclosure requirements are effective for the fiscal years ending after November 15, 2008, and will be incorporated accordingly.

3. Recently Issued Accounting Standards (continued)

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities*" (SFAS 161), an amendment to SFAS 133. The standard requires enhanced disclosures about derivative instruments and hedged items that are accounted for under SFAS 133 and related interpretations. The standard will be effective for the fiscal year beginning after November 15, 2008. The standard expands the disclosure requirements for derivatives and hedged items and has no impact on how the Company accounts for these instruments.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the adoption of SFAS No. 159 on its financial position and results of operations. The Company does not expect the adoption of SFAS 159 will have a material impact on the Company's financial position and results of operation.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact of the adoption of SFAS No. 157 on its financial position, results of operations and cash flows. The Company does not expect the adoption of SFAS 157 will have a material impact on the Company's financial position and results of operation.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)*. SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial condition, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial condition, and provide additional disclosures. The Company adopted the recognition and disclosure provisions of SFAS 158 and the effect of adopting SFAS 158 has been included in the accompanying consolidated financial statements.

4. Securities and Other Financial Instruments Owned and Securities Sold, Not Yet Purchased

Securities and other financial instruments owned, including those pledged to creditors or clearing brokers and securities held in special reserve account for the exclusive benefit of customers, and securities sold but not yet purchased at October 31, 2008 consist of the following at fair value:

	Owned	Sold, but Not Yet Purchased
	(In Thousands)	
U.S. Government bonds	$ 5,079	$ –
U.S. Corporate and convertible bonds	519,277	–
U.S. common and preferred shares	25,536	52,630
Exchange traded equity options	374	107
Commodities	26,746	–
Over the counter derivative contracts	13	–
	$ 577,025	$ 52,737

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or repledge the securities to others subject to certain limitations.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations, at October 31, 2008 consist of:

	Receivable	Payable
	(In Thousands)	
Securities failed-to-deliver/receive	$ 378,479	$ 165,625
Receivable from/payable to clearing brokers	74,501	47,555
	$ 452,980	$ 213,180

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations (continued)

These amounts arise from securities transactions executed for customers or the proprietary trades of the Company. The Company may be exposed to settlement risk associated with these transactions in the event its clearing agents or customers are unable to satisfy their contracted obligations.

6. Related Party Transactions

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2008, the balances in these bank accounts totaled approximately $17.5 million.

In the normal course of business, the Company executes securities transactions on behalf of the Bank and its affiliates. As of October 31, 2008, the Company has approximately $206 million unsettled trades related to these trading activities.

Additionally, the Company earned commissions related to equity agency trading introduced to the Company by an affiliated company, TD Securities, Inc., which are included in security commissions on the consolidated statement of operations. There are no amounts due from this affiliate at year end related to these introduced trades.

The Company has incurred certain distribution expenses charged by the Bank and affiliates of the Company. There are no amounts due to the Bank and/or affiliates at year end related to these distribution expenses.

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management related to proprietary trading activities and the distribution of certain financial instruments. The Company also syndicates loans which the Bank and its subsidiaries participate in and performs financing transactions with affiliates. In connection with such asset management and loan origination and syndication activities, the Company accrued approximately $23.2 million of commission and fees which are reflected as receivable from affiliates on the consolidated statement of financial condition.

During the year, the company entered into certain repurchase and resale agreements with the Bank. At October 31, 2008, the aggregate fair values of such securities sold under agreements to repurchase and the securities purchased under agreements to resell, including accrued interest, were approximately $4.2 billion and $217.2 million respectively.

6. Related Party Transactions (continued)

Furthermore, the aggregate contract values of such securities sold under agreements to repurchase and of such securities purchased under agreements to resell, including accrued interest, were approximately $4.4 billion and $223.2 million respectively. During 2008, the Company was charged interest by the Bank for securities sold under agreements to repurchase arrangements and earned interest from the Bank for securities purchased under agreements to resell arrangements.

The Company has an existing $5.0 billion unsecured line of credit agreement with TD Holdings, which was undrawn as of October 31, 2008. Loans drawn under the line of credit bear interest at current money market rates.

The Company has an additional $1.1 billion payable to TD Delaware included in the Bank loan payable to affiliates related to funding activities for operations of the Company. The Company has entered into a derivative contract with an affiliate to hedge the interest rate and foreign exchange risk associated with this transaction. In conjunction with this derivative the company recorded a fair value adjustment. During the previous fiscal years the Company applied hedge accounting in accordance with SFAS 133. At the beginning of the current year the Company discontinued the use of hedge accounting. In accordance with the applicable guidance, if a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the consolidated statement of operations based on the effective interest rate over the residual period to maturity, unless the hedged item has been derecognized, in which case it is released to the consolidated statement of income immediately.

7. Employee Benefit Plans

The Bank has a noncontributory defined benefit pension plan (the "Plan") which covers full-time employees of the Company, TD Equity Options ("TDEO"; a subsidiary of the Bank) and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

7. Employee Benefit Plans (continued)

The Bank also provides postretirement medical, dental and life insurance (the "Postretirement Plan"), which covers full-time employees of the Company, TDEO and the Bank upon reaching normal retirement age.

The following tables set forth the consolidated financial position of the Plan and the Postretirement Plan at October 31, 2008. Change in benefit obligations and reconciliation of funded status represent the obligations of the Company related to the Plan and the Postretirement Plan.

Change in plan assets represent assets of the Plan and are for the benefit of employees of both the Bank and the Company.

	Year Ended October 31, 2008 Pension Benefit Plan	Postretirement Benefit Plan
	(In Thousands)	
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 22,254	$ 10,988
Service cost	1,043	419
Interest cost	1,395	673
Actuarial losses (gains)	(4,977)	(431)
Benefits paid	(396)	(241)
Projected benefit obligation at end of year	$ 19,319	$ 11,408
Change in plan assets		
Fair value of plan assets at beginning of year	$ 17,693	$ –
Actual return on plan assets	(5,393)	–
Company contributions	3,092	–
Benefits paid	(396)	–
Fair value of plan assets at end of year	$ 14,996	$ –

The pension plan projected benefit obligation of $19,319 at October 31, 2008 does not reflect a plan change to freeze benefit accruals for highly paid employees effective January 1, 2009. The projected benefit obligation reflecting the freeze is approximately $15,468.

Plan assets as of October 31, 2008 and the actual return on investments during fiscal 2008 were allocated between the Company and the Bank in proportion to their projected benefit obligation as of October 31, 2008. In addition, the Company was allocated a portion of the plans' actuarial

7. Employee Benefit Plans (continued)

gains (losses) in proportion to the expected returns and benefit payments were allocated in proportion to the expected benefits payments.

The allocated accumulated benefit obligation (in thousands) at October 31, 2008 is $16,018.

	Weighted-Average Assumptions as of October 31, 2008	
	Pension Benefit Plan	**Post Retirement Benefit Plan**
Discount rate	7.50 %	7.50%
Expected return on plan assets	7.25 %	–
Rate of compensation increase	4.50 %	4.50%

The pension plan assets are held in trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Plan assets within the Trust consist principally of balanced mutual funds of stocks and bonds.

There were no changes in the actuarial cost methods from the previous valuation. The remaining prior service cost is being amortized over sixteen years. Gains and losses are being amortized using the corridor method.

There are no expected employer contributions for the next fiscal year. The expected benefit payments are as follows for fiscal year ending in:

	(In Thousands)
2009	$ 286
2010	286
2011	305
2012	340
2013	467
Next five years	3,936

7. Employee Benefit Plans (continued)

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of healthcare benefits was assumed for the year 2008 – 2009. The rate is assumed to decrease gradually to 5.0% for 2017 – 2018 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan.

A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
	(In Thousands)	
Effect on total of service and interest cost components for the year ended October 31, 2008	$ 226	$ (178)
Effect on postretirement benefit obligation	1,819	(1,456)

The Bank also has a defined contribution retirement plan (401(k) savings plan) covering most of the employees of the Company, TDEO and the Bank.

8. Subordinated Loans

The Company owes its Parent the following amounts pursuant to subordination agreements approved by the FINRA:

Amount	Maturity	Rate
$ 25,000,000	06/30/10	1-month LIBOR + 1/8 of 1%
335,000,000	09/30/12	1-month LIBOR + 1/8 of 1%
225,000,000	05/31/10	1-month LIBOR + 1/8 of 1%
500,000,000	05/31/10	1-month LIBOR + 1/8 of 1%

The loan is subordinated to claims of general creditors and is included by the Company for purposes of computing net capital under the Securities and Exchange Commission's Uniform

8. Subordinated Loans (continued)

Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Included in accrued expenses and other liabilities as of October 31, 2008 is approximately $0.1 million of interest payable to the Parent for such subordinated loans.

9. Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of FASB Statement No. 109 ("SFAS 109"), *Accounting for Income Taxes.*

The Company recognizes the federal, state and local deferred taxes associated with such temporary differences. The net deferred tax asset consists of deferred compensation, amortization and other temporary items. The Company has not recorded an associated valuation allowance with respect to these temporary differences because management believes it is more likely than not that the company will realize the deferred tax asset. However, the company has recorded a valuation allowance associated with the foreign tax credit carryover of $3.3 million for which management believes it is more likely than not that the company will not realize this deferred tax asset.

The difference between the Company's effective income tax rate and the federal statutory tax rate is primarily due to state and local taxes.

Effective November 1, 2007, the Company adopted FASB Interpretation-48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48). This guidance clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements.

FIN 48 also provides guidance on measurement of uncertain tax positions, classification of interest and penalties and requires additional disclosures on tax reserves. Upon adoption of FIN 48, there was no adjustment to the beginning balance of retained earnings in the consolidated statement of financial condition.

9. Income Taxes (continued)

At October 31, 2008, the Company had approximately $2.7 million of unrecognized tax benefits of which $2.3 million would affect our effective tax rate if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (dollars in thousands):

Total unrecognized tax benefits at November 1, 2007	$ 4,815
Net amount of increases for current year's tax positions	1,168
Gross amount of increases for prior year's tax positions	640
Gross amount of decreases for prior year's tax positions	(131)
Amounts of decreases relating to settlements	(3,745)
Reductions due to lapse of statute of limitation	–
Foreign exchange and acquisitions	–
Total unrecognized tax benefits at October 31, 2008	$ 2,747

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. At October 31, 2008 the Company had approximately $544,000 accrued for interest and penalties, net of tax effect.

The Company operates in the U.S., Canada and other tax jurisdictions, and various years ranging from 2005 – 2008 remain subject to examination by tax authorities. The Company does not expect significant changes in the total amount of unrecognized tax benefits to occur within the next 12 months.

10. Regulatory Requirements

As a registered broker-dealer and member of the FINRA, TDSL is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined.

At October 31, 2008, the TDSL's net capital, as defined, was approximately $514.8 million, which exceeded the minimum requirement by approximately $510.4 million. The percentage of net capital to aggregate debit items was 239%.

10. Regulatory Requirements (continued)

As of October 31, 2008, U.S. Treasury securities with a market value of approximately $36.4 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the SEC.

TDPE, as a registered broker of CBOE, is subject to Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2008, TDPE's net capital, as defined, was approximately $9.3 million, which exceeded the minimum requirement by approximately $9.1 million.

11. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount.

Off-balance sheet contracts are valued at fair value and the related profit or loss is reflected in net loss from principal transactions in securities on the consolidated statement of operations. The Company monitors its positions continuously to reduce the risk of future loss due to changes in market value of its financial instruments or failure of counterparties to perform.

Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

The Company's financing activities require that it accept and pledge securities as collateral for secured financing such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

11. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and Canada on behalf of its customers and for its own account. The Company's customer base and trade counterparties are located primarily in the United States and Canada.

Securities sold but not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the consolidated statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

12. Commitments and Contingencies

The Company leases office space under a noncancelable operating lease that expires in the year 2021, with provision for renewal. Rental payments may be adjusted for increases in operating expenses and real estate taxes.

Future minimum payments under the Company's lease as of October 31, 2008 are as follows (dollars in thousands):

	Future Minimum Payments
2009	$ 4,996
2010	4,996
2011	5,227
2012	5,458
2013	5,458
Thereafter	43,250
Total	$ 69,385

12. Commitments and Contingencies (continued)

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts, available insurance coverage and the advice of counsel, in the opinion of the Company such litigation will not, in the aggregate, have a material adverse effect on the Company's consolidated financial position, but may be material to the Company's operating results for any particular period, depending on the level of income for such period. It should be noted that the Company has also been named in legal actions in regard to Enron related matters to which the Company, the Bank and other subsidiaries are a party. As at July 31, 2008, the Bank's total contingent litigation reserve for Enron-related claims was approximately $413 million. The Bank reevaluated the reserve in light of the favorable evolution of case law in similar securities class actions following the U.S. Supreme Court's ruling in *Stoneridge Partners, LLC vs. Scientific-Atlanta, Inc.* During the fourth quarter, the Bank recorded a pre-tax positive adjustment of $396 million, reflecting the substantial reversal of the reserve. Due to the pending nature of the securities class action and other Enron-related claims to which the Bank is a party, the Bank retained $17 million of reserve. Given the uncertainties of the timing and outcome of securities litigation, the Bank will continue to assess evolving case law as it relates to the Bank's Enron reserve to determine whether the reserve should be further reduced. The Bank will continue to defend itself vigorously in these cases and work to resolve them in the best interest of its shareholders.

13. Subsequent Event

At year-end the Company had an outstanding commitment of $1.1 billion to a group of institutional investors led by the Ontario Teacher's Pension Plan Board in support of their bid to acquire BCE Inc. The transaction was expected to be consummated December 11, 2008, however the transaction did not close and the Company has been relieved of its commitment. In accordance with SFAS 133 the commitment is considered a derivative instrument and is carried at fair value. The fair value of this commitment is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics. In addition, for regulatory net capital purposes the Company recorded a charge related to this commitment of approximately $329 million at October 31, 2008. These amounts are expected to be reversed in fiscal 2009